SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

9 April 2003

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20–F or Form 40–F.

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes         No

If ‘Yes’ is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

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SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Dated: 9 April 2003	By:	/s/ J V Miller
	Name:	J V Miller
	Title:	Group Company Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Notification of delivery of documents to the UK Listing Authority's Document Viewing Facility – release dated 1 April 2003

99.2	Royal & Sun Alliance Insurance Group plc Annual Report & Accounts 2002 – mailed to shareholders on 1 April 2003

99.3	Royal & Sun Alliance Insurance Group plc Annual Review & Summary Financial Statements 2002 – mailed to shareholders on 1 April 2003

99.4	Notice of the 2003 Annual General Meeting – mailed to shareholders on 1 April 2003

99.5	Depositary’s Notice and 2003 Voting Instructions Card – mailed to ADR holders on 1 April 2003

99.6	Royal & Sun Alliance Insurance Group plc confirms the appointment of Andrew Haste as Group Chief Executive Officer – release dated 2 April 2003

99.7	Royal & SunAlliance revises date of publication of First Quarter 2003 Results – release dated 2 April 2003

99.8	Notification of delivery of document to the UK Listing Authority's Document Viewing Facility – release dated 2 April 2003

99.9	Notification of Directors’ Interests: Mr Nicholas Barber, Mr John Napier and Mr Andrew Haste – release dated 3 April 2003

99.10	Sale of Healthcare & Assistance Business - release dated 4 April 2003